Exhibit 99.1

Catalyst Paper Q2 results impacted by maintenance

RICHMOND, BC, July 29, 2013 /CNW/ - Catalyst Paper (TSX:CYT) reported a net loss of $28.0 million ($1.93 per common share) for the second quarter of 2013, a period heavily impacted by maintenance downtime. Before specific items, the net loss was $18.1 million. Specific items in Q2 included a $2.1 million gain on the sale of the Elk Falls industrial site, a non-cash loss on the mandatory redemption of Exit Notes of $2.3 million and a $9.6 million non-cash loss on the effect of foreign exchange on our US dollar denominated debt. This compares with the Q1 net loss of $9.8 million ($0.89 per common share) and $11.6 million net loss before specific items.

Adjusted earnings before interest, taxes and depreciation (EBITDA) and EBITDA before restructuring costs in the second quarter were negative $0.6 million and negative $0.5 million respectively.

Revenues of $263.4 million for the quarter were up from the prior quarter, reflecting higher sales volumes for specialty uncoated, newsprint and directory, higher transaction prices for newsprint and pulp, as well as the effect of the weaker Canadian dollar. Pulp sales volume was up over the same quarter of 2012 as was the transaction price.

Increased paper sales volumes, higher transaction prices for pulp and a weaker Canadian dollar did not offset the higher costs in the quarter arising from maintenance, electricity rate increases and re-imposition of the provincial sales tax (PST) effective April 1st.

Cash flow from operations increased by $11.2 million and liquidity improved by $63.1 million from the same period last year, due in part to borrowing base improvements, asset sale proceeds and a return to more normalized vendor payment terms since the company's exit from creditor protection.

Market Conditions

Markets for all the company's paper products remain challenging and demand trended down overall compared to the same period of the prior year. Newsprint and directory showed the steepest decline at 8.9% and 15.2% respectively, while the decline in specialty coated at 4.9% and specialty uncoated at 1.3% was less pronounced.

North American benchmark prices for high gloss and high-bright papers were flat and were down slightly for coated mechanical papers and newsprint compared to last quarter.  Directory pricing remained stable as contracts are negotiated annually. Continued growth in Latin America, along with higher transaction prices and increased sales of Marathon-Lite, the company's 40-gsm newsprint product, improved newsprint sales revenues in the quarter.

In the face of perpetually challenging paper markets, Ascent, the new coated three paper manufactured at the Port Alberni mill, is a bright spot, with sales to commercial printers and retail advertisers growing steadily for catalogues, magazines, retail inserts and other marketing materials. In addition, Sage, our environmentally focused product offering, is performing well as a means to protect and gain new business.

Pulp demand and prices remained favourable over the previous year with NBSK pulp markets continuing a modest recovery in Western Europe and North America.

Selected Highlights

2013				2012
(In millions of Canadian dollars, except where otherwise stated)	YTD	Q2	Q1	Total	Q4	Q3	Q2	Q1
Sales [2]	$510.5	$263.4	$247.1	$1,058.2	$260.5	$265.7	$264.8	$267.2
Operating earnings (loss) [2]	(13.2)	(12.0)	(1.2)	19.1	(5.7)	5.9	9.3	9.6
Depreciation and amortization [2]	23.8	11.4	12.4	36.3	12.9	7.9	7.7	7.8
Adjusted EBITDA [1,2]	10.6	(0.6)	11.2	55.4	7.2	13.8	17.0	17.4
- before restructuring costs [1,2]	10.7	(0.5)	11.2	60.7	7.2	14.0	16.9	22.6
Net earnings (loss) attributable to the company	(37.8)	(28.0)	(9.8)	583.2	(35.2)	655.7	(11.7)	(25.6)
- before specific items [1]	(29.7)	(18.1)	(11.6)	(37.8)	(15.7)	(7.5)	(5.0)	(9.6)
Adjusted EBITDA margin [1,2]	2.1%	(0.2%)	4.5%	5.2%	2.8%	5.2%	6.4%	6.5%
- before restructuring costs [1,2]	2.1%	(0.2%)	4.5%	5.7%	2.8%	5.3%	6.4%	8.5%
Net earnings (loss) per share attributable to the company's common shareholders (in dollars)
- basic and diluted from continuing operations [3]	$(2.82)	$(1.93)	$(0.89)	$41.65	$(1.55)	$1.73	$(0.03)	$(0.07)
- basic and diluted from discontinued operations [3]	0.21	-	0.21	(1.15)	(0.89)	(0.01)	-	-
- before specific items [1,3]	(2.05)	(1.25)	(0.80)	(2.62)	(1.09)	(0.02)	(0.01)	(0.03)
(In thousands of tonnes)
Sales [2]	676.2	346.6	329.6	1,401.4	347.6	356.6	346.4	350.8
Production [2]	674.8	338.5	336.3	1,388.6	333.3	353.4	352.4	349.5

1	Refer to section 6, Non-GAAP measures.
2	Numbers exclude the Snowflake mill's results from operations which have been reclassified as discontinued operations; earnings from discontinued operations, net of tax, are shown separately from continuing operations in the consolidated statements of earnings (loss) in our interim consolidated financial statements for the six months ended June 30, 2013.
3	Earnings per share data for periods ended on and subsequent to September 30, 2012 were based on our weighted average common shares issued pursuant to our reorganization under CCAA. Earnings per share data for periods prior to September 30, 2012 were based on our weighted average common shares outstanding prior to emergence from the CCAA proceedings. These shares were cancelled on September 13, 2012.

Outlook

A stronger U.S. economy and improvements in the housing and labour markets are expected to lead modest global growth through the balance of the year. In contrast, Canadian growth is expected to slow and the Canadian dollar is expected to remain at a sub-par level relative to the U.S. dollar.

Macro-economic conditions, however, are expected to have little upside impact on printing paper markets as the migration to electronic media continues. The strongest impact will be felt in directory and newsprint grades. Demand for coated and uncoated specialty mechanical grades will see the normal seasonal improvement in the latter half of the year and operating rates are expected to tighten.  Price increases for uncoated mechanical high gloss grades ranging from $50-60 per ton effective July 1 are expected to be partially implemented through the third quarter. Newsprint export markets are expected to remain strong through the latter half, helping to compensate for continued demand losses in North America with pricing remaining firm for the balance of 2013.  The NBSK pulp market improvement in the first half of the year is expected to level off in the third quarter with slower growth projected for the Chinese economy through the second half of the year.

Input costs are expected to remain stable on all but electricity where utility rate increases combined with the impact of the April 1 re-imposition of PST will significantly increase energy costs. We are taking all steps available to mitigate the cost impacts, including reducing consumption, maximizing self-generation at our mills, and intensive advocacy to bring the social and economic impact of escalating hydro costs on industrial customers to the attention of governments.

With completion of the two planned total mill outages at Crofton and Port Alberni now behind us, planned maintenance spending and downtime will be reduced for the remainder of the year. The company has adequate liquidity with no significant or extraordinary uses of cash anticipated for the balance of 2013.

Further Quarterly Results Materials

This release, along with the full annual Management Discussion & Analysis, Financial Statements and accompanying notes are available on our web site at www.catalystpaper.com/Investors. This material is also filed with SEDAR in Canada and EDGAR in the United States.

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With three mills, located in British Columbia, Catalyst has a combined annual production capacity of 1.5 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statement

Certain matters in this news release, including statements with respect to general economic and market conditions, demand for products, pricing expectations, anticipated cost savings and capital expenditures, are forward looking.  These forward-looking statements reflect management's current views and are based on certain assumptions including assumptions as to future economic conditions, demand for products, levels of advertising, product pricing, ability to improve productivity and operating costs, currency fluctuations, production flexibility and related courses of action, as well as other factors management believes are appropriate.  Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading "Risks and Uncertainties" in Catalyst's management's discussion and analysis contained in Catalyst's annual report for the year ended December 31, 2012 available on the company's website at www.catalystpaper.com/investors and at www.sedar.com.

SOURCE: Catalyst Paper Corporation

%CIK: 0001144906

For further information:

Investors:
Brian Baarda
Vice-President, Finance & CFO
604-247-4710

Alistair MacCallum
Vice-President, Treasurer & Corporate Controller
604-247-4037

Media:
Lyn Brown
Vice-President, Marketing & Corporate Responsibility
604-247-4713

CO: Catalyst Paper Corporation

CNW 18:20e 29-JUL-13